FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*
2. Issuer Name and Ticker or Trading Symbol
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Hugen (Last)	Richard (First)	L. (Middle)	UQM Technologies, Inc. (UQM)	____ Director __X__ Officer (give title below) Vice President Marketing and Sales	___ 10% Owner ___ Other (specify below)
7501 Miller Drive (Street Address)
3. IRS Identification Number of Reporting Person, if an entity (Voluntary) N/A
4. Statement for Month/Day/Year 12/31/02
Frederick (City)	CO (State)	80530 (Zip)
			5 If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
____ Form filed by One Reporting Person ____ Form filed by More Than One Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)
4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
								5. Amount of Securities Beneficially Owned Following Reporting Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	N/A	N/A	N/A	N/A	N/A	N/A	N/A	3,727	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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1. Title of Derivative Security (Instr. 3)	2. Con- version or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Secu- rities (Instr. 3 and 4)		8. Price of Deri- vative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Own- ership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
								Date Exercisable	Expiration Date
Title
Amount or Number of Shares
				Code	V	(A)	(D)
Call Option	$2.85	12/31/02		J	X	1		12/31/02	12/31/02	Common Stock	1,096	N/A	70,000 Call Options	D	N/A

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Richard L. Hugen **Signature of Reporting Person	12/31/02 Date

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